                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



          (Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1999.
                                           -----------------

                                      OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from __________ to _________


          Commission file number     1-10890
                                  ---------------



             HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                           (Full title of the Plan)



                       HORACE MANN EDUCATORS CORPORATION

               1 Horace Mann Plaza, Springfield, Illinois 62715
              Registrant's telephone number, including area code:
                               (217) 789 - 2500
                (Name, Address and Telephone Number of Issuer)

                             REQUIRED INFORMATION


Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 1999 and 1998 are presented on pages 3 through 15.

                             Financial Statements
                           and Supplemental Schedule


                           Horace Mann Supplemental
                          Retirement and Savings Plan


                    Years ended December 31, 1999 and 1998
                      with Report of Independent Auditors

                           Horace Mann Supplemental
                          Retirement and Savings Plan

                             Financial Statements
                           and Supplemental Schedule


                    Years ended December 31, 1999 and 1998


                                    Contents

Report of Independent Auditors..............................................  5

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................  6
Statements of Changes in Net Assets Available for Benefits..................  7
Notes to Financial Statements...............................................  8

Supplemental Schedule

Schedule H, Line 4i- Schedule of Assets Held for Investment Purposes
     at end of year (all other required schedules are not applicable)......  15

                        Report of Independent Auditors

Pension Committee and The Board of Directors
Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of Horace Mann Supplemental Retirement and Savings Plan (Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 5, 2000

             Horace Mann Supplemental Retirement and Savings Plan

                Statements of Net Assets Available for Benefits

                                                                        December 31
                                                                   1999            1998
                                                                --------------------------
Assets

 Separate Account-Horace Mann Funds,
   at fair value:
  Growth Fund (cost $26,791,509
    in 1999, $27,280,731 in 1998)                               $  25,483,501  $ 28,787,067
  Balanced Fund (cost $15,256,169
    in 1999, $15,045,041 in 1998)                                  14,605,263    15,748,909
  Small Cap Growth Fund (cost $4,067,799
    in 1999, $2,890,648 in 1998)                                    6,087,551     3,111,828
  Socially Responsible Fund (cost $3,616,165
    in 1999, $2,644,865 in 1998)                                    3,894,558     2,743,426
  International Equity Fund (cost $2,463,532
    in 1999, $999,089 in 1998)                                      3,307,078     1,096,659
  Income Fund (cost $649,405
    in 1999, $645,690 in 1998)                                        598,416       635,009
  Short-Term Investment Fund (cost $208,007
    in 1999, $79,831 in 1998)                                         201,402        77,775
                                                                ---------------------------

   Total Separate Account - Horace Mann Mutual Funds               54,177,769    52,200,673

 Group annuity contract, at contract value                         38,135,792    38,076,205

 Horace Mann Educators Corporation Common
  Stock, at fair value (cost $8,455,636 in 1999,
  $5,689,529 in 1998)                                               7,843,436     8,373,617
                                                                ---------------------------

                                        Total assets              100,156,997    98,650,495
Liabilities
 Withdrawals payable to participants                                  819,450       177,079
                                                                ---------------------------

                   Net assets available for benefits            $  99,337,547  $ 98,473,416
                                                                ===========================


See accompanying notes to financial statements.

             Horace Mann Supplemental Retirement and Savings Plan
          Statements of Changes in Net Assets Available for Benefits
                    Years ended December 31, 1999 and 1998



                                                       1999          1998
                                                 ---------------------------
Additions
Investment Income:
  Net realized and unrealized
  depreciation of investments                      $(4,296,217)  $(1,700,182)
  Interest                                           2,303,243     2,489,336
  Dividends                                          3,802,221     5,339,647
                                                 ---------------------------
                                                     1,809,247     6,128,801

Contributions
  Employer                                           2,320,304     2,314,820
  Employee                                           5,744,428     5,684,388
                                                 ---------------------------
  Total additions                                    9,873,979    14,128,009

Deductions
Withdrawals by participants                         (9,009,848)   (5,711,338)
                                                 ---------------------------
Net increase                                           864,131     8,416,671
                                                 ---------------------------

Net assets available for benefits
Beginning of year                                   98,473,416    90,056,745
                                                 ---------------------------
End of year                                        $99,337,547   $98,473,416
                                                 ===========================


See accompanying notes to financial statements.

             Horace Mann Supplemental Retirement and Savings Plan

                         Notes to Financial Statements

                               December 31, 1999


1. General Plan Information

Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC; HMSC and HMEC collectively referred to as the Company). The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan Document or the employee Summary Plan Description entitled Your Horace Mann Benefits Program for additional information.

The Plan is a voluntary defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participating employees may contribute up to 10% of eligible compensation, including salary, overtime, commissions and certain incentive bonuses on a before-tax basis to one or more of nine available investment funds.

The Company contributes an amount equal to 50% of the first 6% of eligible compensation contributed by participating employees. Employer contributions and earnings thereon are 20% vested for each year of service, with full vesting occurring after five years of service. In addition, employer contributions generally become fully vested in the event of disability or death. Forfeitures of nonvested employer contributions serve to reduce future Company matching contributions. Participant contributions and earnings thereon are fully vested at all times.

In accordance with the Omnibus Budget Reconciliation Act of 1993, eligible compensation for purposes of contributions was limited to $160,000 in 1999 and 1998. Highly compensated employees are limited to 6% participant contributions and 3% Company matching contributions.

             Horace Mann Supplemental Retirement and Savings Plan

1.  General Plan Information (continued)

Participant Accounts and Benefits

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan investment earnings. The benefit to which a given participant is entitled is the benefit that can be provided from that participant's vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,452 and 2,410 participants at December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, the number of participants' subaccounts in the respective investment funds were as follows:


                                                   1999       1998
                                               ----------------------
          Separate Account - Horace Mann
           Mutual Funds:
            Growth Fund                           1,744       1,795
            Balanced Fund                         1,160       1,159
            Small Cap Growth Fund                   771         604
            Socially Responsible Fund               714         533
            International Equity Fund               577         301
            Income Fund                             189         172
            Short-Term Investment Fund               69          57

          Fixed Fund                              1,232       1,220

          HMEC Common Stock Fund                  1,033       1,036


Trust Agreement

All plan assets are held in trust by The Northern Trust Quantitative Advisors, Inc. The assets of the Plan are deposited in participant-directed investments: any of seven Horace Mann Mutual Fund Options available within the Horace Mann Life Insurance Company (HMLIC) Separate Account, a group annuity contract with HMLIC, or an HMEC Common Stock Fund.

             Horace Mann Supplemental Retirement and Savings Plan

Transfers and Withdrawals

Participants may transfer all or a portion of their account balance between the various investment funds on a monthly basis. Participant withdrawals (as allowed under the Plan) are permitted on a monthly basis.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in the Company's matching contributions and related investment earnings.

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

2.  Investments

Separate Account - Horace Mann Mutual Funds

A separate account has been established by HMLIC for the purpose of separately investing Plan assets in one or more of seven mutual funds, (Growth Fund, Balanced Fund, Small Cap Growth Fund, Socially Responsible Fund, International Equity Fund, Income Fund, and Short-Term Investment Fund, collectively the Horace Mann Funds).

The investment in the separate account is valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The investments of the underlying mutual funds are primarily common stocks, U.S. government and corporate bonds and short-term commercial paper. The common stocks and bonds are presented at market value, based on quoted market prices, and the short-term commercial paper is presented at cost, which approximates market value.

               Horace Mann Supplemental Retirement Savings Plan

2.   Investments (continued)

Total annual returns for each of the Horace Mann Mutual Funds were as follows:


                                                  Annual Investment Returns
                                   -------------------------------------------------------
Separate Account -                        1 Year            Period ended December 31, 1999
                                   -------------------      ------------------------------
Horace Mann Mutual Funds           1999           1998           5 years     10 years
------------------------           -------------------      ------------------------------

Growth Fund                         ( 2.54)%      7.64%           16.67%      12.98%
Balanced Fund                       ( 1.11)       7.68            13.71       11.05
Small Cap Growth Fund                71.55        5.81                -           -
Socially Responsible Fund             8.39        9.80                -           -
International Equity Fund            51.83       18.95                -           -
Income Fund                         ( 1.57)       8.09             6.75        6.84
Short-Term Investment Fund            4.77        4.97             5.00        4.84

               Horace Mann Supplemental Retirement Savings Plan

2.   Investments (continued)

The composition of the underlying investments in each of the Separate Account - Horace Mann Mutual Funds at December 31, 1999 and 1998 was as follows:


                                                         1999   1998
                                                       --------------

Growth Fund:
  Common and preferred stock                              99%    99%
  Cash and short-term investments                          1      1

Balanced Fund:
  Common and preferred stock                              60%    60%
  U.S. and foreign government and agency obligations      18     18
  U.S. and foreign corporate bonds/notes                  18     21
  Cash and short-term investments                          4      1

Small Cap Growth Fund:
  Common stock                                            93%    95%
  Cash and short-term investments                          7      5

Socially Responsible Fund:
  Common and preferred stock                              96%    98%
  Cash and short-term investments                          4      2

International Equity Fund:
  Common and preferred stock                              92%    90%
  Cash and short-term investments                          8     10

Income Fund:
  U.S. and foreign government and agency obligations      45%    47%
  Corporate bonds/notes                                   47     44
  Cash and short-term investments                          2      3
  Municipal bonds                                          6      6

Short-Term Investment Fund:
  U.S. and foreign government and agency obligations     100%   100%

               Horace Mann Supplemental Retirement Savings Plan

Investments (continued)

Group Annuity Contract

Plan participants may invest in a fixed interest rate group annuity contract with HMLIC (Fixed Fund). Plan assets invested in this contract are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. The fair value of the group annuity contract is approximately equal to contract value.

The actual credited interest rate on the group annuity contract was 6.25% and 7.00% for the years ended December 31, 1999 and 1998, respectively.

The minimum guaranteed annual interest rate per the group annuity contract is 4.5%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice, but is generally changed once at the beginning of each Plan year. Beginning January 1, 2000, the actual crediting rate will be continued at 6.25%.

HMEC Common Stock Fund

The Plan's HMEC Common Stock Fund at December 31, 1999 and 1998 consisted of a pooled investment in 399,660 shares and 293,811 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price of $19.63 and $28.50 per share, respectively.

Total annual returns for investments in the HMEC Common Stock Fund were as follows:

                        Annual Investment Returns
                   -----------------------------------
                       1 Year        Since inception
                   --------------
                    1999    1998     (November 1991)
                   -----------------------------------
                   (30.1)%   1.3%         11.4%

               Horace Mann Supplemental Retirement Savings Plan

3.  Administrative Expenses

The Company pays all administrative costs for the operation of the Plan and related trust, which consist primarily of trustee, audit and legal fees. The investment results of the separate account are net of investment and operating expenses charged by HMLIC and the Separate Account - Horace Mann Mutual Funds. Minimal brokerage and commission fees for the purchase of HMEC common stock are paid directly by the Trustee from the HMEC Common Stock Fund.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service that the Plan has met the provisions of the Internal Revenue Code (the Code) as being exempt from federal income tax.

The Plan is organized in accordance with section 401(k) of the Code. Participants are not subject to federal income tax on amounts contributed to the Plan or on earnings attributable to such contributions until such time as these amounts are either distributed to or withdrawn by the participants.

                             Supplemental Schedule

             Horace Mann Supplemental Retirement and Savings Plan

    Schedule H, Line 4i-Schedule of Assets Held for Investment Purposes at
                                  End of Year

                               December 31, 1999

EIN #:   37-0972590
Plan #:  004


    Number
    of Shares                                                       Contract or
    or Units      Description of Investment            Cost         Fair Value
-------------------------------------------------------------------------------
                  Separate Account - Horace Mann
                  Mutual Funds:
  1,162,568        Growth Fund                      $26,791,509     $ 25,483,501
    845,701        Balanced Fund                     15,256,169       14,605,263
    308,074        Small Cap Growth Fund              4,067,799        6,087,551
    282,010        Socially Responsible Fund          3,616,165        3,894,558
    188,760        International Equity Fund          2,463,532        3,307,078
     48,890        Income Fund                          649,405          598,416
     20,364        Short-Term Investment Fund           208,007          201,402
                                                   -----------------------------

                  Total Separate Account - Horace
                                Mann Mutual Funds    53,052,586       54,177,769

        N/A       HMLIC Group Annuity
                   Contract                          38,135,792       38,135,792

    399,660       Horace Mann Educators
                   Corporation Common Stock           8,455,636        7,843,436
                                                --------------------------------
                                                    $99,644,014     $100,156,997
                                               ================================

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date 28 June 2000                  HORACE MANN SUPPLEMENTAL RETIREMENT
-----------------
                                        AND SAVINGS PLAN

                                        /s/ Kathryn E. Karr
                                        -----------------------------------
                                        Kathryn E. Karr
                                        Plan Administrator
                                        Assistant Vice President,
                                        Corporate Benefits Administration

                                   EXHIBITS

23. Consent of Independent Auditors